Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2015	2014	2015	2014
Earnings from continuing operations before income taxes excluding noncontrolling interest	$351	$296	$1,007	$1,014
Add:
Interest expense	70	50	210	143
Appropriate portion of rental expense (1)	7	5	20	16
Amortization of capitalized interest	1	1	4	5
Earnings as adjusted	$429	$352	$1,241	$1,178

Fixed charges:
Interest expense	$70	$50	$210	$143
Appropriate portion of rental expense (1)	7	5	20	16
Capitalized interest	1	1	5	5
Total fixed charges	$78	$56	$235	$164

Ratio of earnings to fixed charges	5.5x	6.3x	5.3x	7.2x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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